JOINDER TO JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agrees to the joint filing on behalf of itself and each of the other Reporting Persons identified in Amendment No. 1 to Schedule 13D, including all amendments thereto (the "Schedule 13D"), with respect to the common stock, par value $0.01 per share, of Adamas Trust Inc. and further agrees that this Joinder to the Joint Filing Agreement shall be included as an exhibit to the Amendment No. 1 to the Schedule 13D and may, as required, be included as an exhibit to subsequent amendments thereto.

The undersigned agrees and acknowledges that it is (i) eligible to use such Schedule 13D and (ii) responsible for the timely filing of such Schedule 13D and any and all amendments thereto, and for the completeness and accuracy of the information concerning the undersigned contained therein; provided that the undersigned is not responsible for the completeness and accuracy of the information concerning any other party unless the undersigned knows or has reason to believe that such information is inaccurate.

A facsimile, telecopy or other reproduction of this Joinder to Joint Filing Agreement may be executed by one or more parties hereto, and an executed copy of this Joinder to Joint Filing Agreement may be delivered by facsimile or similar instantaneous electronic transmission device pursuant to which the undersigned's signature can be seen, and such execution and delivery shall be considered valid, binding and effective for all purposes as of the date hereof.

Dated: August 25, 2026

IN WITNESS WHEREOF, the undersigned hereby executes this Joinder to Joint Filing Agreement as of the date written above.

Horizon Group Properties Inc.

By: /s/ Howard Amster
Title: Director